Exhibit 4.1(a)

Amendment No. 2 to Consulting Agreement

Between Calypte Biomedical Corporation

and Blake Ransom

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Blake Ransom (“Consultant”) dated November 20, 2002 and is effective as of February 14, 2003.

Whereas, the Company desires to extend the time period during which Consultant will provide services to the Company pursuant to the above referenced Consulting Agreement and Consultant is agreeable to extending the time for providing such services.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The term of Consultant’s Consulting Agreement shall be extended and, by virtue of this Amendment, shall terminate on December 31, 2003 rather than November 20, 2003.

2.	Included specifically as an additional service is a confidential introduction to a high profile celebrity to work with the company to increase awareness of our products in the marketplace and assist the company from the business side with potential of Board Membership.

3.	In consideration for the extension and expansion of the services to be performed by Consultant, the Company will immediately grant to Consultant 2,000,000 shares of its registered common stock. This replaces the 2,100,000 options deferred in Amendment 1. Additionally, the Consultant will receive a warrant to purchase 7,000,000 shares of registered common stock of the Company at $0.05 per share, for an aggregate purchase price of $350,000. The warrant is immediately exercisable upon grant and will expire on May 14, 2003. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment.

4.	The Consultant will provide to Calypte’s Executive Chairman a written report of services rendered and results thereof each 90 days of this extended contract within 30 days of the contract’s quarter end.

5.	All other terms and conditions of the Consultant Agreement dated November 20, 2002 remain unchanged.

Consultant:		CALYPTE BIOMEDICAL CORPORATION

By:	/s/ BLAKE RANSOM	By:	/s/ RICHARD D. BROUNSTEIN
	Blake Ransom		Richard Brounstein Executive Vice President & CFO